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                             October 6, 2023

       Li Siu Lun Allan
       Chief Executive Officer
       Fenbo Holdings Ltd
       Unit J, 19/F, World Tech Centre
       95 How Ming Street
       Kwun Tong, Hong Kong

                                                        Re: Fenbo Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 29,
2023
                                                            File No. 333-274448

       Dear Li Siu Lun Allan:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Six months ended June 20, 2023 compared to six months ended June 30,
2022
       Results of Operations, page 58

   1. We note that you discuss the change in income (loss) before tax expense. In order to provide a balanced
discussion, please revise to include a discussion of your changes in tax expense and net income
(loss). Your December 31, 2022 results of operations should be similarly revised.
 Li Siu Lun Allan
FirstName  LastName
Fenbo Holdings  Ltd Li Siu Lun Allan
Comapany
October    NameFenbo Holdings Ltd
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:      Celia Velletri